UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

KEY ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-08038	04-2648081
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1301 McKinney Street, Suite 1800

Houston, Texas 77010

(Address of principal executive offices and Zip Code)

Katherine I. Hargis

(713) 651-4300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to June 30, 2017.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Key Energy Services, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2017 to June 30, 2017.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.keyenergy.com by clicking on “About Key,” then clicking on “Corporate Social Responsibility” and then clicking on “Conflict Minerals.”

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. This part of the Company’s operations was sold effective June 30, 2017, as described in further detail in the Conflicts Mineral Report. The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Based on this reasonable country of origin inquiry, the Company was unable to determine that all of the Conflict Minerals did not originate in the Covered Countries or did come from recycled or scrap sources. Accordingly, the Company has performed due diligence on the source and chain of custody of the Conflict Minerals, as described in its Conflict Minerals Report.

This Conflict Minerals Report contains forward looking statements relating to actions that we may take in the future. Such statements are based on the current expectations of our management and are neither promises nor guarantees of future performance of the actions. Subsequent events and developments may cause management’s views to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this report.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Key Energy Services, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KEY ENERGY SERVICES, INC

Date: May 30, 2018	By:	/s/ Katherine I. Hargis
Katherine I. Hargis
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Key Energy Services, Inc.